UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009.
Commission File Number: 001-31221
Total number of pages: 66

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1. Earnings release dated October 30, 2009 announcing the company’s results for the six months ended September 30, 2009

2. Materials presented in conjunction with the earnings release dated October 30, 2009 announcing the company’s results for the six months ended September 30, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: October 30, 2009	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Financial Statements	October 30, 2009
For the Six Months Ended September 30, 2009	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	November 4, 2009
Scheduled date for dividend payment:	November 20, 2009
1. Consolidated Financial Results for the Six Months Ended September 30, 2009 (April 1, 2009 — September 30, 2009)
(1)	Consolidated Results of Operations
Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen)
					Income before
	Operating Revenues		Operating Income		Income Taxes
Six months ended September 30, 2009	2,145,807	(5.4)%	485,223	(15.9)%	479,881	(14.3)%
Six months ended September 30, 2008	2,267,784	—	576,946	—	560,156	—
(Percentages above represent changes compared to the corresponding previous quarterly period)
Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with the accounting pronouncement issued in December 2007 relating to noncontrolling interests, “Net Income” is not presented on this page. For further details, see “Noncontrolling Interests in Consolidated Financial Statements” on page 3.
(2)	Consolidated Financial Position

	(Millions of yen, except per share amounts)
			Equity Ratio	NTT DoCoMo, Inc.
		NTT DoCoMo, Inc.	(Ratio of NTT DoCoMo, Inc.	Shareholders’ Equity
	Total Assets	Shareholders’ Equity	Shareholders’ Equity to Total Assets)	per Share
September 30, 2009	6,501,764	4,552,099	70.0%	109,006.71 (yen)
March 31, 2009	6,488,220	4,341,585	66.9%	103,965.64 (yen)
“NTT DoCoMo, Inc. Shareholders’ Equity” was previously referred to as “Shareholders’ Equity” in prior years.
2. Dividends

	Cash dividends per share (yen)
	End of the first	End of the second	End of the third
	quarter	quarter	quarter	Year-end	Total
Year ended March 31, 2009	—	2,400.00	—	2,400.00	4,800.00
Year ending March 31, 2010	—	2,600.00	—	—	—
Year ending March 31, 2010 (Forecasts)	—	—	—	2,600.00	5,200.00
Change in forecasts of dividends during the three months ended September 30, 2009: None

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 (April 1, 2009 — March 31, 2010)

	(Millions of yen)
					Income before
	Operating Revenues		Operating Income		Income Taxes
Year ending March 31, 2010	4,276,000	(3.9)%	830,000	(0.1)%	825,000	5.7%
(Percentages above represent changes compared to the previous year)
Change in earnings forecasts for the fiscal year ending March 31, 2010 during the three months ended September 30, 2009: Yes
Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with the accounting pronouncement issued in December 2007 relating to noncontrolling interests, “Net Income” for the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 is not presented on this page. For further details, see “Noncontrolling Interests in Consolidated Financial Statements” on page 3.
4. Others

(1)	Changes in significant consolidated subsidiaries (which resulted in changes in scope of consolidation)			None
(2)	Application of accounting which is simplified or exceptional for quarterly consolidated financial statements			None
(3)	Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements
	(i) Changes due to revision of accounting standards and other regulations:			Yes
	(ii) Others:			None
(See more information on page 13.)
(4)	Number of issued shares (common stock)
	(i) Number of issued shares (inclusive of treasury stock):	As of September 30, 2009:	43,950,000 shares
		As of March 31, 2009:	43,950,000 shares

	(ii) Number of treasury stock:	As of September 30, 2009:	2,190,193 shares
		As of March 31, 2009:	2,190,193 shares

	(iii) Number of weighted average common shares outstanding:	For the six months ended September 30, 2009:	41,759,807 shares
		For the six months ended September 30, 2008:	42,406,379 shares

*	Explanation for forecasts of operation and other notes:
With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2010, refer to pages 12 and 22.
Consolidated financial statements in this earnings release are unaudited.

Noncontrolling Interests in Consolidated Financial Statements
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement requires “Noncontrolling interests”, which was previously referred to as “Minority interests”, held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This pronouncement also requires changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions.
Upon the adoption of this pronouncement, “Net income”, which includes net income or loss attributable to noncontrolling interests, and “Net income attributable to NTT DoCoMo, Inc.” are both presented in the consolidated statements of income and comprehensive income. “Net Income Attributable to NTT DoCoMo, Inc.”, “Basic Earnings per Share Attributable to NTT DoCoMo, Inc.” and “Diluted Earnings per Share Attributable to NTT DoCoMo, Inc.” for the Consolidated Financial Results for the Six Months Ended September 30, 2008 and 2009, as well as “Net Income Attributable to NTT DoCoMo, Inc.” and “Basic Earnings per Share Attributable to NTT DoCoMo, Inc.” for the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 are as follows:
Consolidated Financial Results for the Six Months Ended September 30, 2009 (April 1, 2009 — September 30, 2009)
Consolidated Results of Operations

	(Millions of yen, except per share amounts)
			Basic Earnings per Share	Diluted Earnings per Share
	Net Income Attributable to		Attributable to	Attributable to
	NTT DoCoMo, Inc.*		NTT DoCoMo, Inc.	NTT DoCoMo, Inc.
Six months ended September 30, 2009	284,718	(17.9)%	6,817.99 (yen)	—
Six months ended September 30, 2008	346,659	—	8,174.69 (yen)	—
(Percentage above represents changes compared to the corresponding previous quarterly period)
Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 (April 1, 2009 — March 31, 2010)

	(Millions of yen, except per share amounts)
			Basic Earnings per Share
	Net Income Attributable to		Attributable to
	NTT DoCoMo, Inc.*		NTT DoCoMo, Inc.
Year ending March 31, 2010	493,000	4.5%	11,805.61 (yen)
(Percentage above represents changes compared to the previous year)

*	“Net Income attributable to NTT DoCoMo, Inc.” is calculated in the same manner as “Net income” for the fiscal year ended March 31, 2009.

Earnings Release for the Six Months Ended September 30, 2009
<< 1. Operating Results >>
1. Business Overview
As Japan’s mobile phone market has continued to mature in line with the rise in cellular penetration rate, competition among operators has intensified in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we have moved ahead with our business transformation initiatives from a customer-centric perspective based on our new action plan, “Change and Challenge”. We aim to further grow our revenues by offering a wide array of services catered to the diverse needs of customers, thereby expanding the data communications market.
During the second quarter of this fiscal year, we strived to expand subscribers’ packet usage by revising the rate of our two-tier flat-rate services “Pake-hodai double” and “Biz-hodai double” while enriching our video content services such as “docomo-doga”. We also launched the “Mobile Phone Checking Service” to provide free basic after-care, including checkups, minor repairs and consulting, and reinforced our “Battery Pack Anshin Support” program by offering the option of receiving a free portable charger instead of receiving a free battery-pack in an effort to improve our after-sales support. Meanwhile, to offer greater convenience to our customers, we commenced “docomo Mobile Remittance” which enables individual users to make remittance simply by designating the payee’s mobile phone number without registering for the service or opening a new bank account. Furthermore, we started marketing seven new models of handsets, including Japan’s first “Android”* phone, HT-03A, and “Raku Raku Phone VI”, the first waterproof model in the “Raku Raku Phone” series featuring easy operability, to cater to the diverse needs of customers.
For the three months ended September 30, 2009, we recorded operating revenues and operating income of ¥1,061.1 billion (a decrease of ¥36.5 billion from the same period of the prior year) and ¥233.4 billion (a decrease of ¥47.1 billion from the same period of the prior year), respectively. Income before income taxes was ¥232.4 billion and net income attributable to NTT DoCoMo, Inc. was ¥137.3 billion. For the six months ended September 30, 2009, operating revenues and operating income were ¥2,145.8 billion (down ¥122.0 billion from the same period of the prior year) and ¥485.2 billion (down ¥91.7 billion from the same period of the prior year), respectively. Income before income taxes was ¥479.9 billion and net income attributable to NTT DoCoMo, Inc. was ¥284.7 billion.

*	Android is a software stack which offers a free and open applications development environment.

Notes:	1.	Consolidated financial statements as of September 30, 2008 and 2009, and for the three months and six months ended September 30, 2008 and 2009 in this release are unaudited.

	2.	Amounts in this release are rounded off.

DOCOMO Earnings Release	Six Months Ended September 30, 2009
Consolidated results of operations for the three months and six months ended September 30, 2008 and 2009, respectively, were as follows:
<Results of operations>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Operating revenues	¥1,097.5	¥1,061.1	¥(36.5)	(3.3)%
Operating expenses	817.1	827.6	10.6	1.3

Operating income	280.5	233.4	(47.1)	(16.8)
Other income (expense)	(8.7)	(1.0)	7.7	88.7

Income before income taxes	271.7	232.4	(39.3)	(14.5)
Income taxes	101.4	93.9	(7.5)	(7.4)
Equity in net income (losses) of affiliates	2.8	(0.5)	(3.3)	—
Net Income	173.1	138.0	(35.1)	(20.3)
Less: Net (income) loss attributable to noncontrolling interests	0.0	(0.7)	(0.7)	—

Net income attributable to NTT DoCoMo, Inc.	¥173.1	¥137.3	¥(35.8)	(20.7)%

EBITDA margin*	42.7%	38.6%	(4.1) point	—

ROCE*	5.7%	4.5%	(1.2) point	—

ROCE after tax effect*	3.4%	2.7%	(0.7) point	—

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Six months ended	Six months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Operating revenues	¥2,267.8	¥2,145.8	¥(122.0)	(5.4)%
Operating expenses	1,690.8	1,660.6	(30.3)	(1.8)

Operating income	576.9	485.2	(91.7)	(15.9)
Other income (expense)	(16.8)	(5.3)	11.4	68.2

Income before income taxes	560.2	479.9	(80.3)	(14.3)
Income taxes	219.4	194.1	(25.3)	(11.5)
Equity in net income (losses) of affiliates	5.9	0.3	(5.6)	(95.1)
Net Income	346.7	286.1	(60.6)	(17.5)
Less: Net (income) loss attributable to noncontrolling interests	(0.0)	(1.3)	(1.3)	—

Net income attributable to NTT DoCoMo, Inc.	¥346.7	¥284.7	¥(61.9)	(17.9)%

EBITDA margin*	41.4%	39.0%	(2.4) point	—

ROCE*	11.9%	9.6%	(2.3) point	—

ROCE after tax effect*	7.0%	5.7%	(1.3) point	—

*
EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

DOCOMO Earnings Release	Six Months Ended September 30, 2009
<Operating revenues>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Wireless services	¥971.1	¥951.5	¥(19.6)	(2.0)%
Cellular services revenues	935.5	884.3	(51.2)	(5.5)
- Voice revenues	555.1	487.6	(67.4)	(12.1)
Including: FOMA services	482.2	453.8	(28.4)	(5.9)
- Packet communications revenues	380.4	396.6	16.2	4.3
Including: FOMA services	363.2	388.4	25.2	6.9
Other revenues	35.6	67.2	31.6	88.7
Equipment sales	126.5	109.6	(16.9)	(13.3)

Total operating revenues	¥1,097.5	¥1,061.1	¥(36.5)	(3.3)%

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Six months ended	Six months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Wireless services	¥1,948.5	¥1,893.3	¥(55.3)	(2.8)%
Cellular services revenues	1,871.9	1,766.2	(105.7)	(5.6)
- Voice revenues	1,125.4	978.3	(147.1)	(13.1)
Including: FOMA services	968.9	904.2	(64.7)	(6.7)
- Packet communications revenues	746.5	787.9	41.4	5.5
Including: FOMA services	710.9	769.9	59.0	8.3
Other revenues	76.7	127.1	50.4	65.8
Equipment sales	319.2	252.5	(66.7)	(20.9)

Total operating revenues	¥2,267.8	¥2,145.8	¥(122.0)	(5.4)%

Note: Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Personnel expenses	¥63.4	¥62.5	¥(1.0)	(1.5)%
Non-personnel expenses	467.3	498.2	30.9	6.6
Depreciation and amortization	179.9	168.8	(11.1)	(6.2)
Loss on disposal of property, plant and equipment and intangible assets	12.7	10.4	(2.3)	(18.2)
Communication network charges	83.5	78.1	(5.4)	(6.5)
Taxes and public dues	10.3	9.7	(0.6)	(5.7)

Total operating expenses	¥817.1	¥827.6	¥10.6	1.3%

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Six months ended	Six months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Personnel expenses	¥126.7	¥126.8	¥0.2	0.1%
Non-personnel expenses	1,011.3	1,001.9	(9.4)	(0.9)
Depreciation and amortization	348.4	337.8	(10.6)	(3.0)
Loss on disposal of property, plant and equipment and intangible assets	18.7	18.6	(0.1)	(0.5)
Communication network charges	165.8	155.8	(10.0)	(6.0)
Taxes and public dues	20.0	19.6	(0.4)	(2.0)

Total operating expenses	¥1,690.8	¥1,660.6	¥(30.3)	(1.8)%

DOCOMO Earnings Release	Six Months Ended September 30, 2009
2. Segment Information
(1) Mobile phone business
As of September 30, 2009, total number of our cellular services subscriptions reached 55.19 million, posting an increase of 1.25 million compared to the number as of September 30, 2008, of which FOMA subscriptions accounted for 92.9%, or 51.26 million. Our cellular churn rate for the three months ended September 30, 2009 improved significantly to 0.46%, compared to 0.52% for the same period of the prior year, as a result of the various measures that we implemented with the aim of enhancing customer satisfaction.
The number of subscribers to the new discount services including “Fami-wari MAX50” introduced in August 2007 totaled approximately 34.80 million, while the subscription count of “Value Plan” launched in November 2007 was approximately 27.00 million as of September 30, 2009. As a consequence, aggregate average monthly revenue per unit (ARPU) of cellular (FOMA+mova) services for the three months ended September 30, 2009, decreased to ¥5,420 (down 7.5% compared to the same period of the prior year).
With respect to equipment sales, the number of handsets sold during the three months ended September 30, 2009, declined by 0.85 million from the same period of the prior year to 4.46 million units. Equipment sales revenues and cost of equipment sold posted a decrease from the same period of the prior year due to a reduction in the number of handsets sold to agent resellers and the procurement cost per unit.
As a result, operating revenues and operating income from mobile phone business for the three months ended September 30, 2009 were ¥1,031.1 billion and ¥234.3 billion, respectively. For the six months ended September 30, 2009, operating revenues and operating income from mobile phone business were ¥2,089.0 billion and ¥489.5 billion, respectively.
Number of subscriptions by services, trend of ARPU and other operating data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	September 30, 2008	September 30, 2009	(Decrease)
Cellular services	53,937	55,186	1,250	2.3%
Cellular (FOMA) services	46,444	51,258	4,814	10.4
Including: i-channel services	16,044	16,692	648	4.0
Including: i-concier services	—	2,337	—	—
Including: flat-rate services for unlimited i-mode usage	13,949	21,519	7,570	54.3
Cellular (mova) services	7,493	3,928	(3,565)	(47.6)
i-mode services	48,069	48,670	601	1.3

Notes:	1.	Number of subscriptions of Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

	2.
Effective March 3, 2008, FOMA services subscription became mandatory for subscription to “2in1”* service. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Cellular services subscriptions and Cellular (FOMA) services subscriptions.

	3.	Number of subscriptions to flat-rate services for unlimited i-mode usage = “Pake-hodai” subscriptions + “Pake-hodai full” subscriptions + “Pake-hodai double” subscriptions

	4.	Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions

*	“2in1” refers to an optional network service which enables a subscriber to subscribe to an additional phone number and an e-mail address for a single compatible handset.

DOCOMO Earnings Release	Six Months Ended September 30, 2009
<Number of handsets sold and churn rate>

	Thousand units
	Three months ended	Three months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Cellular services	5,318	4,464	(854)	(16.1)%
Cellular (FOMA) services
New FOMA subscription	1,118	1,071	(47)	(4.2)
Change of subscription from mova to FOMA	796	587	(209)	(26.2)
FOMA handset upgrade by FOMA subscribers	3,370	2,800	(569)	(16.9)
Cellular (mova) services
New mova subscription	23	4	(18)	(82.1)
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	12	2	(10)	(84.5)

Churn Rate	0.52%	0.46%	(0.06) point	—

	Thousand units
	Six months ended	Six months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Cellular services	10,265	8,808	(1,457)	(14.2)%
Cellular (FOMA) services
New FOMA subscription	2,157	2,057	(100)	(4.6)
Change of subscription from mova to FOMA	1,632	1,400	(232)	(14.2)
FOMA handset upgrade by FOMA subscribers	6,402	5,339	(1,063)	(16.6)
Cellular (mova) services
New mova subscription	45	8	(37)	(82.6)
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	29	4	(25)	(85.5)

Churn Rate	0.51%	0.45%	(0.06) point	—

DOCOMO Earnings Release	Six Months Ended September 30, 2009
<Trend of ARPU and MOU>

	Yen/Minutes
	Three months ended	Three months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥5,860	¥5,420	¥(440)	(7.5)%
Voice ARPU	3,450	2,970	(480)	(13.9)
Packet ARPU	2,410	2,450	40	1.7
Aggregate ARPU (FOMA)	6,180	5,560	(620)	(10.0)
Voice ARPU	3,500	2,970	(530)	(15.1)
Packet ARPU	2,680	2,590	(90)	(3.4)
Aggregate ARPU (mova)	3,820	3,500	(320)	(8.4)
Voice ARPU	3,120	2,890	(230)	(7.4)
i-mode ARPU	700	610	(90)	(12.9)

MOU* (FOMA+mova) (minutes)	138	137	(1)	(0.7)%

	Yen/Minutes
	Six months ended	Six months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥5,870	¥5,430	¥(440)	(7.5)%
Voice ARPU	3,510	2,990	(520)	(14.8)
Packet ARPU	2,360	2,440	80	3.4
Aggregate ARPU (FOMA)	6,220	5,590	(630)	(10.1)
Voice ARPU	3,560	2,990	(570)	(16.0)
Packet ARPU	2,660	2,600	(60)	(2.3)
Aggregate ARPU (mova)	3,860	3,530	(330)	(8.5)
Voice ARPU	3,170	2,920	(250)	(7.9)
i-mode ARPU	690	610	(80)	(11.6)

MOU* (FOMA+mova) (minutes)	138	136	(2)	(1.4)%

*	See “Definition and Calculation Methods of ARPU and MOU” on page 20 for details of definitions and calculation methods of ARPU and MOU.
<Results of operations>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Operating revenues from mobile phone business	¥1,081.7	¥1,031.1	¥(50.6)	(4.7)%
Operating income from mobile phone business	286.6	234.3	(52.3)	(18.2)

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Six months ended	Six months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Operating revenues from mobile phone business	¥2,236.5	¥2,089.0	¥(147.5)	(6.6)%
Operating income from mobile phone business	587.6	489.5	(98.1)	(16.7)

DOCOMO Earnings Release	Six Months Ended September 30, 2009
(2) Miscellaneous businesses
Operating revenues from miscellaneous businesses for the three months ended September 30, 2009 were ¥29.9 billion, which represented 2.8% of total operating revenues. The revenues derived mainly from home shopping services provided mainly through TV media, high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥30.8 billion and ¥0.9 billion, respectively. Operating revenues, operating expenses and operating loss from miscellaneous businesses for the six months ended September 30, 2009 were ¥56.8 billion, ¥61.1 billion and ¥4.3 billion, respectively.
<Results of operations>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Operating revenues from miscellaneous businesses	¥15.8	¥29.9	¥14.1	89.1%
Operating loss from miscellaneous businesses	(6.1)	(0.9)	5.2	85.8

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Six months ended	Six months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Operating revenues from miscellaneous businesses	¥31.3	¥56.8	¥25.5	81.4%
Operating loss from miscellaneous businesses	(10.6)	(4.3)	6.3	59.7
3. Trend of Capital Expenditures
We continued to improve the quality of our FOMA service area and reinforced its network capacity to meet an increase in traffic demand, together with our efforts to make capital expenditures more efficient and less costly by saving on equipment purchase costs and improving our design and construction process. Total capital expenditures for the six months ended September 30, 2009 were ¥316.1 billion (down 6.0% compared to the same period of prior year).
<Breakdown of capital expenditures>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Mobile phone business	¥143.0	¥135.6	¥(7.4)	(5.1)%
Other (including information systems)	29.7	27.4	(2.3)	(7.7)

Total capital expenditures	¥172.7	¥163.0	¥(9.6)	(5.6)%

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Six months ended	Six months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Mobile phone business	¥281.6	¥258.0	¥(23.6)	(8.4)%
Other (including information systems)	54.9	58.2	3.3	6.0

Total capital expenditures	¥336.5	¥316.1	¥(20.3)	(6.0)%

DOCOMO Earnings Release	Six Months Ended September 30, 2009
<< 2. Financial Review >>
1. Financial Position

	Billions of yen
	(UNAUDITED)	(UNAUDITED)	Increase		(Reference)
	September 30, 2008	September 30, 2009	(Decrease)		March 31, 2009
Total assets	¥6,173.8	¥6,501.8	¥328.0	5.3%	¥6,488.2
NTT DoCoMo, Inc. shareholders’ equity	4,445.9	4,552.1	106.2	2.4	4,341.6
Liabilities	1,726.3	1,943.4	217.1	12.6	2,144.9
Including: Interest bearing liabilities	526.4	624.6	98.2	18.7	639.2

Equity ratio (1)	72.0%	70.0%	(2.0) point	—	66.9%
Debt ratio (2)	10.6%	12.1%	1.5 point	—	12.8%

Notes:	(1)	Equity ratio = NTT DoCoMo, Inc. shareholders’ equity / Total assets

	(2)	Debt ratio = Interest bearing liabilities / (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities)
2. Cash Flow Conditions
For the six months ended September 30, 2009, net cash provided by operating activities was ¥508.5 billion, an increase of ¥100.2 billion (24.5%) compared to the same period of the prior year, mainly due to a decrease in accounts receivables.
Net cash used in investing activities was ¥441.1 billion, an increase of ¥17.4 billion (4.1%) compared to the same period of the prior year. This was mainly due to a decrease of proceeds from redemption of long-term bailment for consumption to a related party and an increase in net purchases of short-term investments of more than 3 months for cash management purposes, which were partially offset by a decrease in purchases of property, plant and equipment and non-current investments.
Net cash used in financing activities was ¥116.9 billion, an increase of ¥11.3 billion (10.7%) compared to the same period of the prior year. This was mainly due to a decrease of proceeds from long term debt, which was partially offset by a decrease in payments to acquire treasury stock.
The balance of cash and cash equivalents was ¥550.6 billion as of September 30, 2009, a decrease of ¥48.9 billion (8.2%) from the prior fiscal year end.

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Six months ended	Six months ended	Increase
	September 30, 2008	September 30, 2009	(Decrease)
Net cash provided by operating activities	¥408.4	¥508.5	¥100.2	24.5%
Net cash used in investing activities	(423.8)	(441.1)	(17.4)	(4.1)
Net cash provided by (used in) financing activities	(105.6)	(116.9)	(11.3)	(10.7)
Free cash flows (1)	(15.4)	67.4	82.8	—
Free cash flows excluding the effects of changes in investments for cash management purposes (2)*	(64.6)	94.5	159.0	—

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

DOCOMO Earnings Release	Six Months Ended September 30, 2009
<<3. Prospects for the Fiscal Year Ending March 31, 2010 >>
As Japan’s mobile phone market has continued to mature in line with the rise in cellular penetration rate and the economic environment in Japan becomes severe, competition among carriers is expected to intensify even further in the future, due to competition among operators in such areas as customer acquisition and improvement of services as well as market entry by new competitors such as MVNOs.
Under these market conditions, we have decided to revise our group’s full-year guidance for the fiscal year ending March 31, 2010 as described in the table below.
The operating revenues forecast has been revised downwards by ¥106.0 billion from the initial guidance to ¥4,276.0 billion, mainly due to a decrease in equipment sales, though this is offset by an increase in cellular services revenues resulting from an increase in the number of subscribers and our efforts to increase subscribers’ packet communication revenues.
On the other hand, we projected a decrease in operating expenses mainly due to the decrease in cost of equipment sold in line with our revised forecasts of number of handsets to be sold, and improvement of cost efficiency in network-related costs. Accordingly, our forecast of operating income remains unchanged from the original forecast of ¥830.0 billion.

	Billions of yen
	Year ending	Year ending			Year ended
	March 31, 2010	March 31, 2010	Increase		March 31, 2009
	(Original Forecasts)	(Revised Forecasts)	(Decrease)		(Actual Results)
Operating revenues	¥4,382.0	¥4,276.0	¥(106.0)	(2.4)%	¥4,448.0
Operating income	830.0	830.0	—	—	831.0
Income before income taxes	832.0	825.0	(7.0)	(0.8)%	780.5
Net income attributable to NTT DoCoMo, Inc.	493.0	493.0	—	—	471.9
Capital expenditures	690.0	690.0	—	—	737.6
Adjusted free cash flows *	380.0	360.0	(20.0)	(5.3)%	93.4
EBITDA *	1,569.0	1,563.0	(6.0)	(0.4)%	1,678.4
EBITDA margin *	35.8%	36.6%	0.8 point	—	37.7%
ROCE *	16.2%	16.2%	—	—	17.1%
ROCE after tax effect *	9.6%	9.6%	—	—	10.1%

*
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

The financial forecasts for the fiscal year ending March 31, 2010 are based on the forecasts of the following operating data:

	Million subscriptions/Yen
	March 31, 2010	March 31, 2010	Increase		March 31, 2009
	(Original Forecasts)	(Revised Forecasts)	(Decrease)		(Actual Results)
Cellular services	55.76	55.80	0.04	0.1%	54.60
Cellular (FOMA) services	52.98	53.03	0.05	0.1%	49.04
Cellular (mova) services	2.78	2.77	(0.01)	(0.4)%	5.56
i-mode services	48.85	48.90	0.05	0.1%	48.47
Aggregate ARPU (FOMA + mova)	¥5,280	¥5,300	¥20	0.4%	¥5,710
Voice ARPU	2,860	2,840	(20)	(0.7)%	3,330
Packet ARPU	2,420	2,460	40	1.7%	2,380
Notes:

1.	Number of i-mode subscriptions includes numbers of cellular (FOMA) and cellular (mova) i-mode subscriptions.

2.	See “Definition and Calculation Methods of ARPU and MOU” on page 20 for details of definitions and calculation methods of ARPU.

DOCOMO Earnings Release	Six Months Ended September 30, 2009
<<4. Others >>
1.	Changes in significant subsidiaries for the six months ended September 30, 2009 (which resulted in changes in scope of consolidation): None

2.	Application of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

3.	Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements:
Accounting Standards Codification
Effective July 1, 2009, DOCOMO adopted the accounting pronouncement issued by Financial Accounting Standards Board (“FASB”) in June 2009 relating to “FASB Accounting Standards Codification” (“ASC”). This pronouncement established ASC as the single source of authoritative accounting principles generally accepted in the United States of America (“U.S. GAAP”), and reorganized then-existing U.S. GAAP pronouncements into ASC. Upon the adoption of this pronouncement, the descriptions and references of accounting standards in DOCOMO’s financial statements are made in accordance with ASC. The adoption of this pronouncement did not have any impact on DOCOMO’s results of operations and financial position.
Business Combinations
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to business combinations. This pronouncement requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. This pronouncement also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date is required to be recognized and measured as a gain from a bargain purchase. The adoption of this pronouncement did not have a material impact on DOCOMO’s results of operations and financial position.
Noncontrolling Interests in Consolidated Financial Statements
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement requires noncontrolling interests held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This pronouncement also requires changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. Upon the adoption of this pronouncement, “Noncontrolling interests”, which was previously referred to as “Minority interests” and classified between “Total liabilities” and “Shareholders’ equity” in the consolidated balance sheets, is now included as a separate component of “Equity”. In addition, “Net income” in the consolidated statements of income and comprehensive income now includes net income or loss attributable to noncontrolling interests, which was previously referred to as “Minority interests” and deducted. As a result, the adoption of this pronouncement changed the presentation and disclosure of noncontrolling interests in the consolidated financial statements retrospectively, but did not have a material impact on DOCOMO’s results of operations and financial position.

DOCOMO Earnings Release	Six Months Ended September 30, 2009
<< 5. Consolidated Financial Statements >>
1. Consolidated Balance Sheets

	Millions of yen
		(UNAUDITED)
	March 31, 2009	September 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	¥599,548	¥550,642
Short-term investments	2,448	32,158
Accounts receivable	835,063	779,913
Allowance for doubtful accounts	(15,072)	(17,105)
Inventories	123,206	178,787
Deferred tax assets	102,903	99,852
Prepaid expenses and other current assets	179,632	207,675

Total current assets	1,827,728	1,831,922

Property, plant and equipment:
Wireless telecommunications equipment	5,361,043	5,422,824
Buildings and structures	814,056	821,085
Tools, furniture and fixtures	519,213	526,140
Land	198,985	198,874
Construction in progress	99,232	112,674
Accumulated depreciation and amortization	(4,301,044)	(4,439,012)

Total property, plant and equipment, net	2,691,485	2,642,585

Non-current investments and other assets:
Investments in affiliates	572,014	590,671
Marketable securities and other investments	141,544	151,126
Intangible assets, net	578,728	594,021
Goodwill	154,385	183,515
Other assets	273,440	253,570
Deferred tax assets	248,896	254,354

Total non-current investments and other assets	1,969,007	2,027,257

Total assets	¥6,488,220	¥6,501,764

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥29,000	¥14,000
Accounts payable, trade	668,525	475,995
Accrued payroll	58,627	51,233
Accrued interest	1,187	1,054
Accrued income taxes	238,742	207,743
Other current liabilities	152,354	152,223

Total current liabilities	1,148,435	902,248

Long-term liabilities:
Long-term debt (exclusive of current portion)	610,233	610,556
Liability for employees’ retirement benefits	146,326	151,413
Other long-term liabilities	239,918	279,204

Total long-term liabilities	996,477	1,041,173

Total liabilities	2,144,912	1,943,421

Equity:
NTT DoCoMo, Inc. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	785,045	785,045
Retained earnings	3,061,848	3,246,342
Accumulated other comprehensive income (loss)	(65,689)	(39,669)
Treasury stock, at cost	(389,299)	(389,299)
Total NTT DoCoMo, Inc. shareholders’ equity	4,341,585	4,552,099
Noncontrolling interests	1,723	6,244

Total equity	4,343,308	4,558,343

Total liabilities and equity	¥6,488,220	¥6,501,764

DOCOMO Earnings Release	Six Months Ended September 30, 2009
2. Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED)	(UNAUDITED)
	Six months ended	Six months ended
	September 30, 2008	September 30, 2009
Operating revenues:
Wireless services	¥1,948,540	¥1,893,265
Equipment sales	319,244	252,542
Total operating revenues	2,267,784	2,145,807

Operating expenses:
Cost of services (exclusive of items shown separately below)	413,731	449,617
Cost of equipment sold (exclusive of items shown separately below)	408,027	340,877
Depreciation and amortization	348,387	337,809
Selling, general and administrative	520,693	532,281
Total operating expenses	1,690,838	1,660,584

Operating income	576,946	485,223

Other income (expense):
Interest expense	(2,398)	(2,989)
Interest income	1,045	668
Other, net	(15,437)	(3,021)
Total other income (expense)	(16,790)	(5,342)

Income before income taxes	560,156	479,881

Income taxes:
Current	233,831	210,887
Deferred	(14,434)	(16,764)
Total income taxes	219,397	194,123
Equity in net income (losses) of affiliates, net of applicable taxes	5,921	292

Net income	346,680	286,050

Less: Net (income) loss attributable to noncontrolling interests	(21)	(1,332)

Net income attributable to NTT DoCoMo, Inc.	¥346,659	¥284,718

Net income	¥346,680	¥286,050
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(5,945)	14,082
Change in fair value of derivative instruments, net of applicable taxes	(159)	(35)
Foreign currency translation adjustment, net of applicable taxes	(16,672)	11,691
Pension liability adjustment, net of applicable taxes	(362)	296
Total other comprehensive income (loss)	(23,138)	26,034

Comprehensive income	323,542	312,084

Less: Comprehensive (income) loss attributable to noncontrolling interests	(20)	(1,346)

Comprehensive income attributable to NTT DoCoMo, Inc.	¥323,522	¥310,738

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,406,379	41,759,807

Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc. (yen)	¥8,174.69	¥6,817.99

DOCOMO Earnings Release	Six Months Ended September 30, 2009

	Millions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	September 30, 2008	September 30, 2009
Operating revenues:
Wireless services	¥971,077	¥951,470
Equipment sales	126,461	109,583
Total operating revenues	1,097,538	1,061,053

Operating expenses:
Cost of services (exclusive of items shown separately below)	210,117	230,286
Cost of equipment sold (exclusive of items shown separately below)	165,979	150,051
Depreciation and amortization	179,907	168,804
Selling, general and administrative	261,078	278,508
Total operating expenses	817,081	827,649

Operating income	280,457	233,404

Other income (expense):
Interest expense	(1,258)	(1,375)
Interest income	479	350
Other, net	(7,941)	38
Total other income (expense)	(8,720)	(987)

Income before income taxes	271,737	232,417

Income taxes:
Current	131,300	121,356
Deferred	(29,902)	(27,476)
Total income taxes	101,398	93,880
Equity in net income (losses) of affiliates, net of applicable taxes	2,797	(529)

Net income	173,136	138,008

Less: Net (income) loss attributable to noncontrolling interests	13	(666)

Net income attributable to NTT DoCoMo, Inc.	¥173,149	¥137,342

Net income	¥173,136	¥138,008
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(4,997)	3,620
Change in fair value of derivative instruments, net of applicable taxes	(141)	(8)
Foreign currency translation adjustment, net of applicable taxes	1,849	2,805
Pension liability adjustment, net of applicable taxes	(112)	147
Total other comprehensive income (loss)	(3,401)	6,564

Comprehensive income	169,735	144,572

Less: Comprehensive (income) loss attributable to noncontrolling interests	17	(665)

Comprehensive income attributable to NTT DoCoMo, Inc.	¥169,752	¥143,907

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,309,587	41,759,807

Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc. (yen)	¥4,092.43	¥3,288.86

DOCOMO Earnings Release	Six Months Ended September 30, 2009
3. Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED)	(UNAUDITED)
	Six months ended	Six months ended
	September 30, 2008	September 30, 2009
Cash flows from operating activities:
Net income	¥346,680	¥286,050
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	348,387	337,809
Deferred taxes	(10,898)	(16,439)
Loss on sale or disposal of property, plant and equipment	12,846	12,973
Impairment loss on marketable securities and other investments	19,855	917
Equity in net (income) losses of affiliates	(9,940)	(366)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(38,453)	55,730
Increase / (decrease) in allowance for doubtful accounts	(1,369)	1,874
(Increase) / decrease in inventories	(38,833)	(54,755)
(Increase) / decrease in prepaid expenses and other current assets	(19,259)	(12,748)
(Increase) / decrease in non-current installment receivable for handsets	(40,010)	13,982
Increase / (decrease) in accounts payable, trade	(184,322)	(136,209)
Increase / (decrease) in accrued income taxes	(8,701)	(31,927)
Increase / (decrease) in other current liabilities	(21,153)	(3,022)
Increase / (decrease) in liability for employees’ retirement benefits	4,622	4,951
Increase / (decrease) in other long-term liabilities	32,445	37,196
Other, net	16,474	12,520

Net cash provided by operating activities	408,371	508,536

Cash flows from investing activities:
Purchases of property, plant and equipment	(302,124)	(249,126)
Purchases of intangible and other assets	(115,158)	(132,956)
Purchases of non-current investments	(46,913)	(8,992)
Proceeds from sale of non-current investments	550	9,124
Acquisitions of subsidiaries, net of cash acquired	27	(24,904)
Purchases of short-term investments	(3,334)	(33,758)
Redemption of short-term investments	2,494	6,718
Proceeds from redemption of long-term bailment for consumption to a related party	50,000	—
Other, net	(9,314)	(7,231)

Net cash used in investing activities	(423,772)	(441,125)

Cash flows from financing activities:
Proceeds from long-term debt	79,944	—
Repayment of long-term debt	(28,241)	(15,000)
Proceeds from short-term borrowings	200	138,149
Repayment of short-term borrowings	(1,958)	(138,149)
Principal payments under capital lease obligations	(1,385)	(1,696)
Payments to acquire treasury stock	(51,848)	—
Dividends paid	(102,307)	(100,190)
Other, net	(4)	(3)

Net cash provided by (used in) financing activities	(105,599)	(116,889)

Effect of exchange rate changes on cash and cash equivalents	(2,071)	572

Net increase (decrease) in cash and cash equivalents	(123,071)	(48,906)
Cash and cash equivalents at beginning of period	646,905	599,548

Cash and cash equivalents at end of period	¥523,834	¥550,642

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥17,786	¥675
Cash paid during the period for:
Interest, net of amount capitalized	2,008	3,122
Income taxes	266,295	242,683

DOCOMO Earnings Release	Six Months Ended September 30, 2009
4. Going Concern Assumption
None
5. Segment Reporting
Segment information is as follows:

Three months ended	Millions of yen
September 30, 2008	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,081,720	¥15,818	¥1,097,538
Operating expenses	795,162	21,919	817,081

Operating income (loss)	¥286,558	¥(6,101)	¥280,457

Three months ended	Millions of yen
September 30, 2009	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,031,139	¥29,914	¥1,061,053
Operating expenses	796,867	30,782	827,649

Operating income (loss)	¥234,272	¥(868)	¥233,404

Six months ended	Millions of yen
September 30, 2008	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,236,491	¥31,293	¥2,267,784
Operating expenses	1,648,917	41,921	1,690,838

Operating income (loss)	¥587,574	¥(10,628)	¥576,946

Six months ended	Millions of yen
September 30, 2009	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,089,032	¥56,775	¥2,145,807
Operating expenses	1,599,529	61,055	1,660,584

Operating income (loss)	¥489,503	¥(4,280)	¥485,223

DOCOMO does not disclose geographical segments, since the amounts of operating revenues generated outside Japan are immaterial.
6. Significant Changes in NTT DoCoMo, Inc. Shareholders’ Equity
None

(APPENDIX 1)
Operating Data for 2nd Quarter of Fiscal Year Ending March 31, 2010
Full-year forecast: as revised at October 30, 2009

			Fiscal Year			[Ref.]
		[Ref.]	Ending Mar. 2010			Fiscal Year
		Fiscal Year	Six Months	First Quarter	Second Quarter	Ending Mar. 31, 2010
		Ended Mar. 31, 2009	(Apr.-Sep. 2009)	(Apr.-Jun. 2009)	(Jul.-Sep. 2009)	Full-year Forecast
		Full-year Results	Results	Results	Results	(Revised)
Cellular
Subscriptions	thousands	54,601	55,186	54,864	55,186	55,800
FOMA (1)	thousands	49,040	51,258	50,246	51,258	53,030
Communication Module Service (FOMA) (2)	thousands	858	952	897	952	—
mova	thousands	5,560	3,928	4,618	3,928	2,770
Communication Module Service (DoPa) (3)	thousands	669	585	621	585	—
Prepaid	thousands	38	37	38	37	—
Market Share (4) (5)%		50.8	50.3	50.6	50.3	—
Net Increase from Previous Period (5)	thousands	1,213	586	263	322	1,200
FOMA (1)	thousands	5,091	2,218	1,206	1,012	3,990
Mova	thousands	(3,878)	(1,632)	(942)	(690)	(2,790)
Churn Rate (5)%		0.50	0.45	0.44	0.46	—
Number of Handsets (FOMA+mova) Sold (6)	thousands	20,129	8,808	4,344	4,464	—
Aggregate ARPU (FOMA+mova) (7)	yen/month/subscription	5,710	5,430	5,440	5,420	5,300
Voice ARPU (8)	yen/month/subscription	3,330	2,990	3,010	2,970	2,840
Packet ARPU	yen/month/subscription	2,380	2,440	2,430	2,450	2,460
i-mode ARPU	yen/month/subscription	2,340	2,390	2,380	2,390	2,390
ARPU Generated from International Services (9)	yen/month/subscription	80	80	70	80	80
ARPU Generated Purely from i-mode (FOMA+mova) (7)	yen/month/subscription	2,550	2,620	2,610	2,630	2,630
Aggregate ARPU (FOMA) (7)	yen/month/subscription	6,010	5,590	5,610	5,560	5,420
Voice ARPU (8)	yen/month/subscription	3,360	2,990	3,010	2,970	2,840
Packet ARPU	yen/month/subscription	2,650	2,600	2,600	2,590	2,580
i-mode ARPU	yen/month/subscription	2,590	2,530	2,540	2,520	2,510
ARPU Generated from International Services (9)	yen/month/subscription	90	80	80	90	80
ARPU Generated Purely from i-mode (FOMA) (7)	yen/month/subscription	2,760	2,740	2,740	2,730	2,730
Aggregate ARPU (mova) (7)	yen/month/subscription	3,750	3,530	3,550	3,500	3,440
Voice ARPU (8)	yen/month/subscription	3,090	2,920	2,940	2,890	2,850
i-mode ARPU	yen/month/subscription	660	610	610	610	590
ARPU Generated from International Services (9)	yen/month/subscription	10	0	0	10	10
ARPU Generated Purely from i-mode (mova) (7)	yen/month/subscription	870	830	840	830	810
MOU (FOMA+mova) (7)	minute/month/subscription	137	136	135	137	—
MOU (FOMA) (7)	minute/month/subscription	148	143	143	143	—
MOU (mova) (7)	minute/month/subscription	63	53	54	52	—
i-mode
Subscriptions	thousands	48,474	48,670	48,597	48,670	48,900
FOMA	thousands	44,853	46,261	45,682	46,261	47,310
i-mode Subscription Rate (5)%		88.8	88.2	88.6	88.2	87.6
Net Increase from Previous Period	thousands	481	196	123	73	430
i-mode Packet Flat-rate Services Subscriptions (10)	thousands	17,610	21,519	19,578	21,519	—
i-channel Subscriptions	thousands	16,545	16,692	16,607	16,692	—
i-concier Subscriptions	thousands	929	2,337	1,558	2,337	—
Others
DCMX Subscriptions (11)	thousands	8,980	10,210	9,630	10,210	11,460

*	Please refer to the appendix 2 for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2in1 in principle, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)	FOMA Ubiquitous plan subscriptions

(3)	DoPa Single service subscriptions

(4)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(5)	Data are calculated including communication module services subscriptions.

(6)
Sum of new FOMA/mova subscriptions, change of subscription from mova to FOMA, FOMA handset upgrade by FOMA subscribers, mova handset upgrade by mova subscribers, and change of subscription from FOMA to mova

(7)	Data are calculated excluding communication module services-related revenues and communication module services subscriptions.

(8)	Inclusive of circuit-switched data communication

(9)	Inclusive of voice communication and packet communication

(10)	Sum of “Pake-hodai double” subscriptions, “Pake-hodai full” subscriptions and “Pake-hodai” subscriptions

(11)	Inclusive of DCMX mini subscriptions

(APPENDIX 2)
Definition and Calculation Methods of ARPU and MOU
1.	Definition of ARPU and MOU
i)	ARPU (Average monthly Revenue Per Unit)[1]:

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Use): Average monthly communication time per subscription.
2.	ARPU Calculation Methods i) ARPU (FOMA+mova)
• Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)
• Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA+mova)
• Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) + i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)}/ No. of active subscriptions (FOMA+mova)
• i-mode ARPU (FOMA+mova)2: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA+mova)
• ARPU generated purely from i-mode (FOMA+mova)3: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA+mova))
ii)	ARPU (FOMA)
• Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)
• Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)
• Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)
• i-mode ARPU (FOMA)2: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)
• ARPU generated purely from i-mode (FOMA)3: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA))
iii)	ARPU (mova)
• Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)
• Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)
• i-mode ARPU (mova)2: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)
• ARPU generated purely from i-mode (mova)3: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (mova))
3.	Active Subscriptions Calculation Methods

No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:

No. of active subscriptions for each month:

(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2

No. of active subscriptions for full-year results/forecasts:

Sum of No. of active subscriptions for each month from April to March

1	Communication module services subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2
The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of i-mode subscriptions as a denominator.

(APPENDIX 3)
Reconciliations of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
The reconciliations for the year ending March 31, 2010 (Revised Forecasts) are provided to the extent available without unreasonable efforts.
1. EBITDA and EBITDA margin

	Billions of yen
	Year ending
	March 31, 2010	Year ended	Six months ended	Three months ended	Six months ended
	(Revised Forecasts)	March 31, 2009	September 30, 2008	September 30, 2009	September 30, 2009
a. EBITDA	¥1,563.0	¥1,678.4	¥938.2	¥409.6	¥836.0

Depreciation and amortization	(703.0)	(804.2)	(348.4)	(168.8)	(337.8)
Loss on sale or disposal of property, plant and equipment	(30.0)	(43.3)	(12.8)	(7.4)	(13.0)

Operating income	830.0	831.0	576.9	233.4	485.2

Other income (expense)	(5.0)	(50.5)	(16.8)	(1.0)	(5.3)
Income taxes	(332.0)	(308.4)	(219.4)	(93.9)	(194.1)
Equity in net income (losses) of affiliates	2.0	(0.7)	5.9	(0.5)	0.3
Less: Net (income) loss attributable to noncontrolling interests	(2.0)	0.5	(0.0)	(0.7)	(1.3)

b. Net income attributable to NTT DoCoMo, Inc.	493.0	471.9	346.7	137.3	284.7

c. Operating revenues	4,276.0	4,448.0	2,267.8	1,061.1	2,145.8

EBITDA margin (=a/c)	36.6%	37.7%	41.4%	38.6%	39.0%
Net income margin (=b/c)	11.5%	10.6%	15.3%	12.9%	13.3%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. ROCE after tax effect

	Billions of yen
	Year ending
	March 31, 2010	Year ended	Six months ended	Three months ended	Six months ended
	(Revised Forecasts)	March 31, 2009	September 30, 2008	September 30, 2009	September 30, 2009
a. Operating income	¥830.0	¥831.0	¥576.9	¥233.4	¥485.2
b. Operating income after tax effect {=a*(1-effective tax rate)}	491.4	491.9	341.0	138.2	287.3
c. Capital employed	5,108.9	4,867.9	4,863.6	5,173.7	5,078.7

ROCE before tax effect (=a/c)	16.2%	17.1%	11.9%	4.5%	9.6%
ROCE after tax effect (=b/c)	9.6%	10.1%	7.0%	2.7%	5.7%

Notes:	The effective tax rate is 40.9% for the six months ended September 30, 2008 and 40.8% for the other periods.

Capital employed (for annual period) = The average of (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2009 (or 2008) and 2010 (or 2009)

Capital employed (for six months) = The average of (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2008 (or 2009) and September 30, 2008 (or 2009)

Capital employed (for three months) = The average of (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities), each as of June 30, 2009 and September 31, 2009

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
3. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ending
	March 31, 2010	Year ended	Six months ended	Three months ended	Six months ended
	(Revised Forecasts)	March 31, 2009	September 30, 2008	September 30, 2009	September 30, 2009
Free cash flows excluding changes in investments for cash management purposes	¥360.0	¥93.4	¥ (64.6)	¥185.3	¥94.5

Changes in investments for cash management purposes (*)	—	49.3	49.2	(30.2)	(27.0)

Free cash flows	360.0	142.7	(15.4)	155.1	67.4

Net cash used in investing activities	(731.0)	(1,031.0)	(423.8)	(198.9)	(441.1)
Net cash provided by operating activities	1,091.0	1,173.7	408.4	354.0	508.5

Notes:
(*) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities includes changes in investments for cash management purposes except for the year ending March 31, 2010. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2010 due to the difficulties in forecasting such effect.

Special Note Regarding Forward-Looking Statements
This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this Earnings Release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1.
Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.
3.
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
5.
The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
7.
As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.

10.
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.
Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.

13.	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations.

Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved.^^^^ NTT DOCOMO, INC. RESULTS FOR THE SIX MONTHS OF THE FISCAL YEAR ENDING MAR. 31, 2010 October 30, 2009

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: 1. Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. 2. Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. 3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. 4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. 5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers. 6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. 7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. 8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. 9. Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image. 10.Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. 11.Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image. 12.Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations. 13.Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders. Forward-Looking Statements

SLIDE No. 2

FY2009/1H (1Q+2Q cumulative) Financial Results

US GAAP

	2008/4-9 (1H) (1)	2009/4-9 (1H) (2)	Changes (1) → (2)	2010/3 (Full-year forecast) (3) Revised	Progress to forecast (2) / (3)
Operating Revenues (Billions of yen)	2,267.8	2,145.8	-5.4%	4,276.0	50.2%
Cellular Services Revenues (Billions of yen)	1,871.9	1,766.2	-5.6%	3,461.0	51.0%
Operating Expenses (Billions of yen)	1,690.8	1,660.6	-1.8%	3,446.0	48.2%
Operating Income (Billions of yen)	576.9	485.2	-15.9%	830.0	58.5%
Income Before Income Taxes (Billions of yen)	560.2	479.9	-14.3%	825.0	58.2%
Net Income attributable to NTT DOCOMO, INC. (Billions of yen)	346.7	284.7	-17.9%	493.0	57.8%
EBITDA Margin (%) *	41.4	39.0	-2.4 points	36.6	-
Adjusted Free Cash Flow (Billions of yen) *	-64.6	94.5	-	360.0	26.2%

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects of changes in investment for cash management purposes derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 39 and the IR page of our website, www.nttdocomo.co.jp.

RESULTS FOR 2Q OF FY2009

Subscriptions grew to approx. 50% of total subs FY2009/1H (1Q+2Q cumulative) Results Highlights (1) Decrease in voice revenues "Value Plan" 8.81 million units (Down 1.46 million year-on-year) Decrease in equipment sales revenues & costs "Pake-hodai" subscription rate* rose to 47% Increase in packet revenues ^* Pake-hodai subscription rate= No. of Pake-hodai subscriptions (inclusive of "Pake-hodai full" and "Pake-hodai double" subscriptions)/Total FOMA i-mode subscriptions "Pake-hodai" Total handset sales

SLIDE No. 4

FY2009/1H (1Q+2Q cumulative) Results Highlights (2)

Key factors behind YOY changes in operating income


Impact of expanded uptake of "Value Plan": Down ¥80.0 billion
Decrease in voice revenues: Down ¥147.1 billion
Increase in "Pake-hodai double" subscriptions
Increase in packet revenues: Up ¥41.4 billion
Increase in other revenues Up ¥50.4 billion
Decrease in equipment sales revenues: Down ¥66.7 billion
Decrease in cost of equipment sold: Down ¥55.6 billion
Increase in other expenses: Up ¥25.3 billion
Operating income ¥576.9 billion
Operating income ¥485.2 billion
Down ¥91.7 billion (15.9%) year-on-year
Operating revenues: Down ¥122.0 billion
Operating expenses: Down ¥30.3 billion
FY2008/1H
FY2009/1H

RESULTS FOR 2Q OF FY2009

1Q 2Q 3Q 4Q 1Q 2Q 3Q (forecast) 4Q (forecast) ^^^^ 2965 2805 1698 842 2518 2334 2255 2119 1425 296.5 280.5 169.8 251.8 84.2 FY2008 Operating income: \831.0 billion FY2009 Operating income: \830.0 billion (forecast) (Billions of yen) ^ In FY2008, large amount of income was generated in the first half, due to income-boosting effect resulting from the introduction of new handset purchase methods ^ FY2009/1H operating income was almost in line with forecast Impact of income-boosting effect of new handset purchase methods Accelerated depreciation of mova-related assets, etc. ^Irregular factors for FY2008^ 300 0 233.4 FY2009/1H (1Q+2Q cumulative) Results Highlights (3)

07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 10/3(^^) ^^ 1122 1756 22.09 25.86 28.46 30.43 32.72 34.25 34.75 3555 ^^ 4173 3559 3130 2777 2548 ^^^ 0.21 0.33 0.41 0.48 0.53 0.562 0.599 0.624 0.6296 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 ^^^ 159 5.29 8.89 12.96 16.483 20.82 23.99 27.029 ?^^ 0.94 0.978 0.968 0.923 0.952 0.98 0.972 0.974 New Discount Services*1 New Purchase Methods ^ "Value Plan" subscriptions & "Value Course" selection rate*2 ^ No. of subscriptions *1 : "Fami-wari MAX 50", "Hitoridemo Discount 50" and "Office-wari MAX 50" *2: Percentage of users who chose "Value Course" among total users who purchased a handset using new purchase methods (Million subs.) (Subscription rate) :"Value Course" selection rate (left axis) :No. of "Value Plan" subs (right axis) (Million subs.) (Selection rate) :Subscription rate (left axis) :No. of subscriptions (right axis) FY2007 FY2008 FY2009 FY2007 FY2008 FY2009 New Business Model

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10/3 (Initial) 10/3 (Revised) Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2420 2460 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2970 2860 2840 YOY changes in packet ARPU(%) 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 1.7 1.7 3.4 (Incl.) Int'l services ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 80 80 80 (Incl.) i-mode ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2390 2,360 2,390 (yen) 6,560 6,550 6,290 6,050 Full-year aggregate ARPU: \6,360 (Down 5.1% year-on-year) Voice: \4,160 (Down 11.3% year-on-year) Packet \2,200 (Up 9.5% year-on-year) Full-year aggregate ARPU: \5,710 (Down 10.2% year-on-year) Voice: \3,330 (Down 20.0% year-on-year) Packet: \2,380 (Up 8.2% year-on-year) 2,120 2,210 2,200 2,270 2,330 2,410 2,390 2,420 5,890 5,860 5,730 5,390 5,440 2,430 FY09/1H Aggregate ARPU: \5,430 (Down 7.5% YOY) Voice: \2,990 (Down 14.8% YOY) Packet: \2,440 (Up 3.4% YOY) 5,280 2,420 ^ Aggregate ARPU for FY2009/1H was 5,430 yen (Down 7.5% year-on-year) Packet ARPU was 2,440 yen (Up 3.4% year-on-year) Cellular (FOMA+mova) ARPU (Announced 4/28/2009) (Announced 10/30/2009) ^ For an explanation of ARPU, please see Slide 38 of this document, "Definition and Calculation Methods of MOU and ARPU". 2,450 2,460 5,300 5,420 FY08/1H Aggregate ARPU: \5,870 (Down 10.4% YOY) Voice: \3,510 (Down 20.0% YOY) Packet \2,360 (Up 9.3% YOY) FY07/1H Aggregate ARPU: \6,550 (Down 3.8% YOY) Voice: \4,390 (Down 9.1%YOY) Packet: \2,160 (Up 9.1% YOY) FY09 Full year forecasts

^ Churn rate for FY2009/1H was 0.45% 03/4-6(1Q) 7-9(2Q) 10-12(3Q) 04/1-3(4Q) 04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q ?^^ 1.17 1.19 1.11 1.36 1.06 1.08 0.95 0.96 0.8 0.81 0.72 0.75 0.64 0.6 0.93 0.97 0.85 0.94 0.74 0.68 0.51 0.52 0.44 0.52 0.44 0.46 (%) Full-year churn rate: 0.80% 0.52% 0.51% 0.44% Full-year churn rate: 0.50% 0.52% 0.46% First half churn rate: 0.45% 0.44% Churn Rate ^ Cellular (FOMA+mova) Churn Rate New discount services (Aug. 07) New handset purchase method (Nov. 07) FY2007 FY2008 FY2009

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q ^^ 9.89 11.55 11.98 12.33 10.6 11.45 13.29 14.55 12.1 13.31 12.56 13.58 9.6 10.23 8.86 10.67 8.86 ^^^ 5.58 6.32 6.64 6.48 5.7 6.12 6.86 7.36 6.24 6.56 6.52 6.42 4.947 5.318 4.511 5.353 4.343 4.489 ^Total no. of handsets sold in FY2009/1H: 8.81 million units (Down 14.2% year-on-year) ^FY2009 full-year sales estimated to be 18.20 million units (Down 9.6% year-on-year) FY2007 FY2008 6.56 FY2009 5.32 Full year : 25.74 mil units First half : 12.80 mil units Full year (forecast): 18.20 mil units ^^First half: 8.81 mil units Full year : 20.13 mil units First half : 10.27 mil units Total Handset Sales (Millions units) : Total handsets sold (DOCOMO + au +SOFTBANK) : Total handsets sold (DOCOMO) ^ Calculated based on financial results materials of each company ^ Handsets sold by TU-KA and EMOBILE are not included 4.46

^ DOCOMO's market share of net additions for FY2009/2Q was 28.2% 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q Softbank -7 2 12 6 3 7 17 23 39.76 47.89 47.1 44.22 56.88 44 37 38.1 32.3 31.5 KDDI 51 52 44 46 48 47 73 54 38.95 39.73 28.35 35.65 -3.7 12.4 9.9 17.6 15.3 20.7 DoCoMo 56 45 44 48 49 46 10 23 16.78 7.51 17.53 10.78 26.09 26 22 26.8 26.3 28.2 EMOBILE 4.5 4.86 7.02 9.35 20.74 17.6 31.1 17.5 26.2 19.7 KDDI 51 52 44 46 48 47 73 54 41 Softbank -7 2 12 6 3 7 17 23 42 SoftBank au EMOBILE docomo FY07 net adds share : 12.8% FY08 net adds share : 25.5% FY09/1H net adds share : 27.3% FY2007 FY2008 FY2009 (10,000subs) General decline in no. of MNP outflows (%) Market Share of Net Additions/MNP ^ Market Share of Net Additions ^ Monthly Net Acquisitions/Losses of MNP Subscribers 06/10 11 12 07/1 2 3 4 5 6 7 8 9 10 11 12 08/1 2 3 4 5 6 7 8 9 10 11 12 09/1 2 3 4 5 6 7 8 9 MNP+- -73228 -163929 -109300 -98489 -74164 -110667 -89357 -58275 -63397 -82668 -90193 -77701 -70460 -58058 -61515 -61403 -66371 -136960 -59228 -58262 -38576 -51074 -43673 -26102 -13339 -1100 1200 2480 -7053 -39060 -19333 -20007 -10465 -11183 -9847 -40953 06/10 12 6 07/3 9 12 08/3 6 9 12 09/3 6 9

07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 10/3(forecast) FOMA 37.854 40.0426 42.0775 43.9493 45.199 46.44 47.49 49.0403 50.246 51.258 52.98 mova 14.991 12.8991 11.073 9.4384 8.428 7.49 6.66 5.5604 4.618 3.928 2.78 mova 55.80 53.03 (95.0%) 49.04 (89.8%) 54.60 53.39 43.95 (82.3%) 9.44 5.56 2.77 52.94 53.94 12.90 7.49 40.04 (75.6%) 46.44 (86.1%) 51.26 (92.9%) 3.93 55.19 Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions (Million subs.) ^Inclusive of Communication Module Services subscriptions FY2007 FY2008 FY2009 Subscriber Migration to FOMA ^ No. of subscribers who have migrated to FOMA in FY2009/2Q: 590,000 ^ Aim to grow FOMA subscriptions to 95% of total by Mar. 31, 2010

SLIDE No. 12

Revised FY2009 Full-Year Forecasts

	2010/3 (full year) Initial Forecast (1) (Announced 4/28/2009)	2010/3 (full year) Revised Forecast (2)	Changes (1) → (2)
Operating Revenues (Billions of yen)	4,382.0	4,276.0	-106.0
Cellular Services Revenues (Billions of yen)	3,449.0	3,461.0	+12.0
Operating Expenses (Billions of yen)	3,552.0	3,446.0	-106.0
Operating Income (Billions of yen)	830.0	830.0	±0
Adjusted Free Cash Flow (Billions of yen)	380.0	360.0	-20.0

■ Operating Revenues (Down ¥106.0 compared to initial forecast)

- Cellular services revenues forecast was revised upwards (up ¥12.0 billion) after reviewing projected full-year cellular ARPU, etc.
- Equipment sales revenues forecast was revised downwards (down ¥123.0 billion) after reviewing total handset sales forecast, etc.

■ Operating Expenses (Down ¥106.0 billion compared to initial forecast)

- Projected cost of equipment sold was decreased by ¥126.0 billion as a result of review of total handset sales forecast, etc.
- Projected DOCOMO Point Service-related costs were raised by ¥19.0 billion due to growth in repair costs resulting from extended handset use period, etc.

RESULTS FOR 2Q OF FY2009

SLIDE No. 13

Revised FY2009 Full-Year Forecasts (Highlights)

Factors behind changes in operating income forecast (from FY09 initial forecast (announced 4/28/2009))


Packet ARPU:
Initial forecast: ¥2,420
Revised forecast: ¥2,460
Decrease in voice revenues:
Down ¥13.0 billion
Decrease in distributor commissions due to reduced handset sales:
Down 24.0 billion
(Before application of EITF 01-9*)
Increase in repair costs, etc., due to extended handset use period:
Up 24.0 billion
Increase in distributor commissions due to reinforcement of sales:
Up ¥19.0 billion
(Before application of EITF 01-9*)
Further cost reduction:
Down ¥7.0 billion
Total handset sales:
Initial forecast: 19.70 million
Revised forecast: 18.20 million
Increase in packet revenues:
Up 25.0 billion
Voice ARPU:
Initial forecast: ¥2,860
Revised forecast: ¥ 2,840
Operating income
¥830.0 billion
Operating income
¥830.0 billion
+/- ¥0
(0.0%)
from initial forecast
Initial full-year forecast
(Announced 4/28/2009)
Revised full-year forecast
(Announced 10/30/2009)

* Effective July 1, 2009, NTT DOCOMO adopted the accounting pronouncement issued by Financial Accounting Standards Board ("FASB") relating to "FASB Accounting Standards Codification" ("ASC"). This pronouncement established ASC as the single source of authoritative U.S. GAAP, and reorganized then-existing U.S. GAAP pronouncements into ASC. Although the references of accounting pronouncements are presented based on pre-Codification accounting pronouncements on this slide, the applicable standards remain effective under ASC.

RESULTS FOR 2Q OF FY2009

Progress of Medium-Term Vision and Future Actions Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 15

Strategic Initiatives Implemented in FY2009/1H

Customer satisfaction improvement	• Visited 29,000 customers under 48-hour customer visit program for coverage improvement (Cumulative no. of visits after service launch: Approx 42,000) • "Mobile Phone Checking Service" and "Battery Pack Anshin Support" both enjoy good reputation
Flat-rate service	• No. of "Pake-hodai*1" subscriptions grew to 21.52 million (subscription rate: 47%)
Video service	• "BeeTV" subscriptions topped 800,000*2
Personalization/ Social support	• "i-concier" subscriptions topped 2.3 million • Launched Mobile Remittance service • Established AEON Marketing Co., Ltd.
PC data card/ smartphone	• No. of data plan subscriptions*3 grew to 670,000 • Smartphone sales also recorded steadfast growth

Churn rate: maintained at low levels

FY09/1H: **0.45%**

(Down 0.06 point year-on-year)

Net additions: Improving

FY09/1H: **586,000 subs**

(Up 6.6% year-on-year)

Packet ARPU: Rising

FY09/1H: **¥2,440**

(Up 3.4% year-on-year)

*1: Inclusive of "Pake-hodai full" and "Pake-hodai double" subscriptions *2: As of Oct. 12, 2009
*3: Total no. of subscriptions to volume-based data plans, "Flat-Rate Data Plan Standard" and "Flat-Rate Data Plan 64K" (including "Value" plans)

RESULTS FOR 2Q OF FY2009

SLIDE No. 16

Improvement of Customer Satisfaction (1)

- **Our customer satisfaction improvement initiatives have steadily gained recognition**

Customer visit within 48 hours

つながることに、こだわるドコモ

Customer inquiry → Appointment → Visit & investigate →





- Install FOMA repeater



- Install auxiliary indoor antenna



- Adjustment of antenna or other facilities



- Continuous study

FY2009/1H track record

【No. of visits】 **29,000**
(Cumulative no. of visits after service launch: Approx. 42,000)

【Percentage of cases resulting in immediate improvement】 **78%***
* Including some planned measures for improvement

【Percentage of customers who responded "satisfied" after visit】 **97%**

Expanded after-sales support

Reinforced customer support structure to assure comfortable use all the time

"Mobile Phone Checking Service"

(Started July 1, 2009)

【No. of subs who used service (FY09/2Q)】

860,000



Tester

Expanded "Battery Pack *Anshin* Support"

(Started July 1, 2009)

【No. of subs who used service (FY09/2Q)】

1.60 million



Free battery pack

Or



Free portable charger

RESULTS FOR 2Q OF FY2009

Improvement of Customer Satisfaction (2) ^ Received No. 1 rating in enterprise customer satisfaction survey by J.D. Power Asia Pacific, Inc.^(Sept. 25, 2009) Source: J.D. Power Asia Pacific 2009 mobile phone/PHS service enterprise customer satisfaction index study for Japan. Study results compiled based on 3,309 responses on mobile phone/PHS services of Japanese carriers from 2,632 enterprises with an employee base of over 100 employees. (Up to 2 scores on mobile phone/PHS providers permitted per enterprise). See: www.jdpower.co..jp Established structure that ensures contact with every customer Proposal of attractive handsets/devices and solutions Expansion of B-to-B-to-C business Corporate marketing initiatives Overall rating Overall satisfaction score docomo Industry average 610 588 No. 1 Sales rep treatment Service offerings Service quality Cost

05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/06 09/09 10/3(^^) ^^^^^^ 267.6689 327.0285 388.2829 444.9122 559.0038 691.949 782 856 956 1046 1126.6566 1194.5439 1274 1340 1395 1575 1760.9526 1958 2152 2580 ^^^ 0.233 0.239 0.232 0.221 0.2382 0.263648809 0.2687 0.2666 28 09/05 06 07 08 09 BeeTV^^^ 33 44 56 70 77 ^ Packet usage continued to grow due to expanded uptake to flat-rate packet access plans and enrichment of video services 13.40 08/12 15.75 19.58 13.95 08/9 08/6 09/5 09/6 09/7 09/8 09/9 Topped 800,000 Total subs: Topped Over 70% Percentage of subs who have joined paid service after free trial period: 0.33 0.44 0.56 0.70 0.77 ^Expansion of Packet Usage (Million subs.) "Pake-hodai*1" subscriptions *1 Inclusive of "Pake-hodai full" and "Pake-hodai double" subsciptions *2 Pake-hodai subscription rate= No. of Pake-hodai subscriptions/Total FOMA i-mode subscriptions Video content (Million subs.) (As of Oct. 12, 2009) 21.52 25.80 22.40 17.61 09/6 ^^ 09/3 10/3 (forecast)^^^^^^^^^^^^^ FY09 Pake-hodai subscription rate target: 55% (Initial target (announced 4/28/2009):47%) 09/9 ^^ Pake-hodai subscription rate*2 47% (As of Sep. 30, 2009) (Announced 10/30/2009) 10/3 (forecast)^^^^^^^^^^^^^ (Announced 4/28/2009)

Automatic delivery of information on your favorite restaurants Recommendation of time-sale information, etc. (Planned for Nov. 2009 ) ^ No. of "i-concier" subscriptions topped 2.3 million ^ Aim to provide personalized services at the right timing in an optimal manner through the introduction of GPS-linkage function Service Personalization - i-concier - "i-concier" ^ No. of content ^ No. of subscriptions 0.5 1.0 1.5 08/12 09/3 09/06 09/09 10/3 i^^^^^ 30 93 156 233.7 390 09/6 ^^ 08/12 09/3 09/9 ^^ 1.56 0.93 0.30 2.0 Topped 2.30 million (As of Sept. 30, 2009) 2.5 2.34 Introduction of GPS-linkage function Automatic reminder of last train information from your current location Automatic delivery of weather forecast, earthquake information, etc., of outdoor destinations Information "only available on the spot" to be delivered "at the right timing" (Million subs.) (content sites) 08/12 09/3 09/6 09/9 ^^^^^^ 191 244 332 423 ^)^^^^^^ ^)^^^ ^)^^^^^^^^^ ^)^^^^^ 200 400 600 08/12 09/3 09/6 09/9 191 244 332 423 3.90 10/3 (forecast) ^^

SLIDE No. 20

Social Support

Atmospheric data sensing

■ Establish environment sensor network utilizing base stations, etc.


Pollen
UV ray
Temper-ature
Thunder-shower
Environment sensor network
sensor
Base station
Solar battery panel
FOMA
Storage server
Data multiplexing equipment (incl. FOMA module)
Environment info. provider 1
Environment info. provider 2
Environment info. provider 3

Observation & storage of atmospheric data

Provision of data to meteorological information providers, etc.

Respond to users' needs for environmental information

Start trial within FY09
360 sensor installments are planned in 2009
Full-scale deployment in FY10 or beyond

Joint research with Univ. of Tokyo Hospital

■ Establish convenient patient support environment utilizing mobile communications


Felica gate
Felica gate
Felica
Time reservation
ID confirmation (Felica)
Medical examination
Payment/ prescription (Felica)
Inform dispensing time
Return home
Patient support system
Prescription info.
Treatment info.
Authentication info.
Location info.
Membership management
Payment info.
(1) Personal health record database (linked with hospital database)
(2) Convergence of behavior support features enabled by location/ personal authentication data derived by mobile phone

Improved convenience upon user's admission to medical institutions

Enhance efficiency of medical practice

Emergency care support

Research started from Sept. 2009

RESULTS FOR 2Q OF FY2009

Converged Services - Femto BTS - Femto BTS Inter net DOCOMO network Content/service provider Broadband network Femto BTS Subscriber Registered phone Registered phone Stable communications environment Provision of return-to-home confirmations linked with in/out of home area information In/out of home area alert High-performance Femto BTS equipment Convergence with home appliances Comfortable access to video, music or other large-capacity content Remote control of home appliances and equipment FOMA base station Install high-performance Femto BTS in home Realizes dedicated FOMA area for your own home Future plans ^ Plan to introduce Japan's first home area service using Femto BTS in November 2009 To be launched in November 2009 (planned):

08/11 08/12 09/1 09/2 09/3 09/4 09/5 09/6 09/7 09/8 09/9 ^^^^^^??^^^ 0.314649 0.997636 1.816648 2.627094 3.883635 4.909111 5.615218 6.600177 7.695902 8.70751 9.580699 STYLE PRIME SMART PRO 57 26 13 4 Handset Lineup ^ Lineup of handsets more suited to individual needs of customers ^ Cumulative sales of new handset series topped 10 million "Fashionable design" "Rich color variation" "Latest multimedia" "Full set of features for maximum enjoyment" "Sophisticated design" "Light & slim" "State-of-the-art technology" "Latest operability" (Million units) * Cumulative no. of units sold after release of 2008 winter models Over 10 million* (As of Oct. 17, 2009) ^ New series: cumulative sales ^ Sales breakdown by series (July 09- Sept. 09 cumulative)

^ Sales has been growing steadily due to revision of flat-rate billing plans, etc. ^ Actions to strengthen sales of PC data communication devices ^ Data plan*1 subscriptions 08/6 08/9 08/12 09/3 09/06 09/09 ^?^^^^^^^^^ 36.1723 37.359 38.4471 37.8151 38.4154 39.1283 ^?^^^^^^^^^ 8.2 9.8 11.9 15.6 19.6 28.1574 09/6 ^^ 08/12 09/3 08/9 08/6 09/9 ^^ (1,000 subs) : Volume-based data plans : Flat-rate data plans ^ PC data communication device sales 4-6(1Q) 7-9(2Q) 10-12(3Q) 1-3(4Q) 4-6(1Q) 7-9(2Q) ^^^^^^?^^ 3.8 3.89 4.75 5.91 6.37 10.69 1Q 2Q 3Q 4Q 1Q 2Q 50 100 (1,000 units) FY2008 FY2009 670 580 530 500 470 440 80 100 120 160 200 280 Expansion of sales channels Started sales promotion of data cards linked with sales of PCs at some docomo Shops More affordable & easy-to-use billing plans Newly created "Flat-rate Data Plan Standard", a two-tier flat-rate service starting from \1,000 with monthly upper limit of \5,985*2 Reinforcement of existing sales channels Reinforce sales at mass retailers by holding effective events and further expanding floor space, etc. *1: Total no. of subscriptions to volume-based data plan, "Flat-rate Data Plan Standard" and "Flat-Rate Data Plan 64K (including "Value" plans) *2: Rates applicable to subscribers joining "Flat-rate Data Plan Standard Value" together with "Flat-Rate Data Standard-Wari Discount". 20 0 40 0 60 0 PC Data Communication Devices

SLIDE No. 24

Smartphone

• Plan to enrich various services to allow users to use smartphones more conveniently

Lineup


T-01A
BlackBerry Bold
HT-03A

Plan to add more variety to smartphone lineup

Application distribution platform for open OS devices

Various content/ applications

Global market | Global market

"DOCOMO Market" (tentative)

Open OS devices

Aim to create within FY09

Develop DOCOMO's application distribution platform in tandem with global market

- Localization for Japanese users
- Package principal content and applications and deliver them in immediately usable format

Develop and expand open platform market

Provision of OS updates

HT-03A: Distribute "Android 1.6" update software (started from Oct. 23, 2009)

T-01A: Distribute "Windows Mobile ® 6.5" update software (To be started in December 2009)

Improved operability


ver.6.1
ver.6.5

Browser functional enhancement


ver.6.1
ver.6.5

Windows Marketplace for Mobile (Application distribution platform)


Conceptual

Plan to continue and expand program with the aim of offering more added value

RESULTS FOR 2Q OF FY2009

SLIDE No. 25

LTE

- **Achieving favorable progress toward scheduled launch in Dec. 2010**

Handset/Devices

■ LTE communications platform

(announced on Oct. 1, 2009)

Joint development of LTE communications platform by DOCOMO, NEC, Panasonic Mobile and Fujitsu

Characteristics:

- Supports high transmission rates of 100Mbps (downlink) / 50Mbps (uplink)
- Realizes smooth handover with W-CDMA and GSM areas even on the move

Study possibility of licensing

Reduced handset development costs and shortened development period

Coverage

- LTE coverage to be expanded progressively from high-demand areas


LTE areas
3G areas

•By FY2014/end:
Plan to complete deployment of approx. 20,000 base stations to achieve POP coverage of approx. 50%

Spectrum

Start LTE deployment using 2GHz band and then expand to 1.5GHz band

CAPEX Plan

Total CAPEX for next 5 years (FY2010-2014) estimated to be ¥300-400 billion

RESULTS FOR 2Q OF FY2009

Global Expansion (1) 08/11 12 09/1 2 3 4 5 6 7 8 9 ^^^ 0.85 0.75 1.03 1.08 1.25 0.61 0.76 0.62 2.17 3.42 4.01 ^^^^^ 0.0825 0.0691 0.0667 0.08 0.0783 0.0508 0.0656 0.0519 0.157 0.227 ^ TTSL achieves favorable growth in subscriber count, acquiring No. 1 net adds market share in India in August 2009 ^ GSM coverage being expanded on a continual basis GSM service launched in 10 circles among India's total 22 circles (As of Oct. 19, 2009) TTSL acquired No. 1 net adds share in India in Aug. 09 (No. of net adds: 3.42 million) Punjab Gujarat Karnataka Tamil Nadu Haryana Maharashtra Andhra Pradesh Rajasthan Madhya Pradesh UP(E) UP(W) Orissa Bihar W est Bengal H imachal Pradesh Kerala Mumbai Kolkata Chennai Jammu & Kashmir Assam, North East Delhi Plan to expand coverage to nearly nationwide scale by end of 2009 :Market share of net adds (left axis) :No. of net adds (right axis) TTSL (India) (Millions subs) (Market share:%) * Number and market share of net additions are the total of GSM and CDMA services offered by TTSL and TTML (Source: TRAI) ^ Number & Market Share of Net Adds * ^ GSM Deployment Status

SLIDE No. 27

Global Expansion (2)

- Promote actions aimed at expanding higher-layer businesses, e.g., content, platform, etc.
- Further enrich services for overseas travelers to expand revenues

Higher-layer businesses

Content/ services

"MANGA MODE"

Distribution of Japanese "*Manga*" comics through Bouygues Telecom (France)
(Launched Jun. 11, 2009)

"i-channel"

India: Provided by TTSL
(Launched Jun. 24, 2009)

UK: Plan to launch i-channel for Japanese nationals living in UK
(Planned for launch on Nov. 2, 2009)

Platform

Present

Content distributed centrally from DOCOMO Netherlands B.V. to other overseas markets

TOB for net mobile AG in progress

Further strengthen platform for overseas content distribution

Network

Delivery of content/services through networks of carriers in Europe, Asia, etc.

Enrich services for overseas travelers

GPS service at overseas destinations

Fast, high-precision GPS positioning enabled by "learning database" which stores past successful positioning data
(Patent application in progress)



Assist data
"Learning database"
Successful positioning
Learns from successful longitude/latitude positioning
Current location
Navigation
Route search
Peripheral information

Overseas Support Desk

Plan to add more "Support Desks" to offer enhanced convenience

Opened new service counter **in Shanghai**, in addition to existing ones in Hawaii, London and New York
(Oct. 29, 2009)

RESULTS FOR 2Q OF FY2009

SLIDE No. 28

Progress of Priority Items of Medium-Term Vision (1)

- Results achieved in 1 year after announcement of medium-term vision were on the whole favorable
- Packet ARPU: Faster-than-expected growth, due to expanded uptake of flat-rate plans and enriched video services

Growth of packet revenues

Promotion of flat-rate subscription

Introduction and rate revisions of "Pake-hodai double" and "Biz-hodai double"

Introduced; Dec. 1, 2008
Rate revisions:
May 1, 2009 / Aug. 1, 2009

"Mail Tsukai-hodai" (unlimited domestic i-mode mail) service
(To be launched Dec. 1, 2009)

Evolution of video services

Launched "BeeTV" service
(May 1, 2009)

【Medium-term ARPU outlook (conceptual)】


Aggregate ARPU
Voice ARPU
Packet ARPU
Halt decline in aggregate ARPU
Reversal of voice and packet ARPU

【Pake-hodai subscription rate*】


39%
47%
55%
70%
FY08
FY09 (initial forecast)
FY09 (revised forecast)
FY12 (target)
% of "Pake-hodai double" subs with usage reaching monthly upper limit:
50%

*: Pake-hodai subscription rate= No. of "Pake-hodai" subscriptions (including "Pake-hodai full" and "Pake-hodai double" subs) / Total FOMA i-mode subs

RESULTS FOR 2Q OF FY2009

SLIDE No. 29

Progress of Priority Items of Medium-Term Vision (2)

- New revenue sources: Aim to steadily generate revenues from the “projects in the pipeline”
- Cost efficiency improvement: Expect to achieve cost reduction of ¥130.0 billion in FY09 (forecast) and continue steadfast cost-cutting efforts toward the future

Creation of new revenue sources

FY12 (target) : ¥300 billion

Service personalization	【“i-concier” subscriptions】	FY09 (forecast) 3.90 million	FY12 (target) 12.00 million
Social support	【No. of atmospheric sensors installed】	Start trial within FY09 Full-scale deployment in FY10 or beyond	Plan to increase installations to 10,000 in the future
Converged services	【Femto BTS sales】	Launch in November 2009 (planned)	FY12 (target) 1.00 million units

Cost efficiency improvement

【Projected cost reduction (compared to FY07)】

Reduction of network costs

Reduction of general expenses



Further cost-cutting
¥200.0 billion
¥130.0 billion
FY09 (forecast)
FY12 (target)

RESULTS FOR 2Q OF FY2009

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations

Appendices Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved.^^^^

US GAAP 2008/4-9(1H) 2009/4-9(1H) 2010/3(full year forecast) 2010/3(full year forecast) Cellular services revenues (voice, packet) 1871.9 1766.2 3461 3449 PHS^^ Other revenues 76.7 127.1 274 269 Equipment sales revenues 319.2 252.5 541 664 2,267.8 2,145.8 4,276.0 -5.4% 4,382.0 Operating Revenues (Billions of yen) (Billions of yen) ^ "International services revenues" are included in "Cellular services revenues (voice, packet)". (Announced 4/28/2009) (Announced 10/30/2009)

US GAAP 2008/4-9(1H) 2009/4-9(1H) 2010/3(full year forecast) 2010/3(full year forecast) (Incl.) Other non-personnel expenses 371.3 404.7 877.0 867.0 (Incl.)Revenue-linked expenses* 640.0 597.2 1,226.0 1,326.0 Non-personnel expenses 1011.3 1001.9 2103 2193 Communication network charges 165.8 155.8 295 302 Loss on disposal of property, plant and equipment and intangible assets 18.7 18.6 46 45 Depreciation and amortization 348.4 337.8 703 710 Taxes and public duties 20 19.6 39 39 Personnel expenses 126.7 126.8 260 263 1,690.8 1,660.6 3,446.0 -1.8% 3,552.0 Operating Expenses (Billions of yen) (Billions of yen) *Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo Point service (Announced 4/28/2009) (Announced 10/30/2009)

2008/4-9(1H) 2009/4-9(1H) 2010/3(full year forecast) 2010/3(full year forecast) Mobile phone business (Other) 42.3 39.4 99 90 Mobile phone business (mova) 4.1 3.1 7 5 Mobile phone business (FOMA) 235.2 215.5 442 454 PHS^^ Other (information systems, etc.) 54.9 58.2 142 140 336.5 316.1 690.0 -6.0% 690.0 Capital Expenditures (Billions of yen) (Billions of yen) (Announced 4/28/2009) (Announced 10/30/2009)

SLIDE No. 35

Operational Results and Forecasts

				2008/4-9 (1H) (1)	2009/4-9 (1H) (2)	Changes (1)→(2)	2010/3 (full year forecast) Announced 10/30/2009
Cellular Phone	No. of Subscriptions (1,000)*			53,937	55,186	+2.3%	55,800
		mova		7,493	3,928	-47.6%	2,770
		FOMA		46,444	51,258	+10.4%	53,030
		i-mode		48,069	48,670	+1.3%	48,900
		Communication Module Service		1,509	1,536	+1.8%	1,590
	Market share (%)			51.5	50.3	-1.2 points	-
	Handsets sold (1,000) (including handsets sold without involving sales by DOCOMO)	Total handsets sold		10,265	8,808	-14.2%	-
		Mova	New	45	8	-82.6%	-
			Replacement	29	4	-85.5%	-
		FOMA	New	2,157	2,057	-4.6%	-
			Migration from mova	1,632	1,400	-14.2%	-
			Other**	6,402	5,339	-16.6%	-
	Churn rate (%)			0.51	0.45	-0.06 points	-
	ARPU（FOMA+mova）(yen)***			5,870	5,430	-7.5%	5,300
	MOU（FOMA+mova）(minutes)***			138	136	-1.4%	-

*Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscriptions with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)

**Other includes purchases of additional handsets by existing FOMA subscribers.

***For an explanation of MOU and ARPU, please see Slide 38 of this document, "Definition and Calculation Methods of MOU and ARPU".

RESULTS FOR 2Q OF FY2009

SLIDE No. 36

FY2009/2Q Financial Results

US GAAP

	2008/7-9 (2Q) (1)	2009/7-9 (2Q) (2)	Changes (1) →(2)
Operating Revenues (Billions of yen)	1,097.5	1,061.1	-3.3%
Cellular Services Revenues (Billions of yen)	935.5	884.3	-5.5%
Operating Expenses (Billions of yen)	817.1	827.6	+1.3%
Operating Income (Billions of yen)	280.5	233.4	-16.8%
Income Before Income Taxes (Billions of yen)	271.7	232.4	-14.5%
Net Income attributable to NTT DOCOMO, INC. (Billions of yen)	173.1	137.3	-20.7%
EBITDA Margin (%) *	42.7	38.6	-4.1 points
Adjusted Free Cash Flow (Billions of yen) **	41.0	185.3	+351.9%

◆Consolidated financial statements in this document are unaudited.

◆Adjusted free cash flow excludes the effects of changes in investment for cash management purposes derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 39 and the IR page of our website, www.nttdocomo.co.jp.

RESULTS FOR 2Q OF FY2009

04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 09/4-6(1Q) 7-9(2Q) MOU (left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 139 133 135 137 Year-on-year changes in MOU (right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 -1.5 -0.7 ^ MOU for FY2009/2Q was 137 minutes (Down 0.7% year-on-year) Full-year MOU: 138 minutes (Down 4.2% year-on-year) Full-year MOU: 137 minutes (Down 0.7% year-on-year) First half MOU: 136 minutes (Down 1.4% year-on-year) Cellular (FOMA+mova) MOU (%) (minutes) ^ For an explanation of MOU, please see Slide 38 of this document, "Definition and Calculation Methods of MOU and ARPU".

Definition and Calculation Methods of MOU and ARPU ^ MOU (Minutes of Use): Average monthly communication time per subscription. ^ ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. ^ Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) ^^^ Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA+mova) ^^^ Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) + i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)} / No. of active subscriptions (FOMA+mova) ^ i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA+mova)) ^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA) ^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA) ^^^ i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA)) ^ Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova) ^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova) ^^^ i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active subscriptions (i-mode (mova)) ^ Number of active subscriptions used in ARPU and MOU calculations are as follows: ^^^ Quarterly data: sum of "No. of active subscriptions in each month"* of the current quarter ^^^ Half-year data: sum of "No. of active subscriptions in each month"* of the current half ^^^ Full-year data: sum of "No. of active subscriptions in each month"* of the current fiscal year ^^^* "No. of active subscriptions in each month": (No. of subs at end of previous month + No. of subs at end of current month)/2 ^The revenues and no. of subscriptions of Communication Module Services are not included in the above calculation of ARPU and MOU.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

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